PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                       LIGAND PHARMACEUTICALS INCORPORATED

                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-131029

                          Prospectus Supplement No. 16
    (to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that
  Prospectus Supplement No.4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30,
2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus
  Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15,
      2006, and that Prospectus Supplement No. 15 dated December 14, 2006)

         This Prospectus Supplement No. 16 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, and that Prospectus Supplement No. 15 dated December 14, 2006), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No.16 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated January 5, 2007, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 16 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 16 updates or supersedes the information contained in the Prospectus.

         Our common stock is quoted on the Nasdaq Global Market under the symbol "LGND." On dateYear2007Day4Month1January 4, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $11.16 per share.

         Investing in our common stock involves risk. See "Risk Factors" beginning on page 7 of the Prospectus and beginning on page 62 of Prospectus Supplement No. 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 16 is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement No. 16 is January 5, 2007.

  SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                    FORM 8-K

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

       Date of Report (Date of earliest event reported): December 29, 2006

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 SCIENCE CENTER DRIVE,
                              SAN DIEGO, CALIFORNIA
                    (Address of principal executive offices)

                                 (858) 550-7500
              (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)
|X| Soliciting material pursuant to Rule 14a-12 under the Exchange Act
    (17 CFR 240.14a-12)
|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))
|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

ITEM 1.01.  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

         On September 6, 2006, Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), King Pharmaceuticals,Inc., a Tennessee corporation, and King Pharmaceuticals Research and Development, Inc., a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals (collectively "King") entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which King has agreed to acquire all of the Company's rights in and to Avinza(R) (morphine sulfate extended-release capsules) in the United States, its territories and Canada, including, among other things, all Avinza(R) inventory, equipment, records and related intellectual property, and assume certain liabilities as set forth in the Purchase Agreement (collectively, the "Transaction"). In addition, King agreed, subject to the terms and conditions of the Purchase Agreement, to offer employment following the closing of the Transaction (the "Closing") to certain of the Company's existing sales representatives that support the sale of Avinza(R) or otherwise reimburse the Company for certain agreed upon severance arrangements offered to any such non-hired representatives. Each party had the right to terminate the Purchase Agreement if the Closing had not occurred by December 31, 2006
(the "Outside Date").

         In connection with the Transaction, King committed to loan the Company, at the Company's option, $37.75 million (the "Loan"). The Loan was drawn on October 12, 2006 and is subject to certain market terms, including a 9.5% interest rate and a security interest in the assets that comprise Avinza(R) and certain of the proceeds of the Company's sale of certain other assets. Under the original terms of the Loan, if the Closing occurred by January 8, 2007, accrued interest on the Loan would be forgiven and the outstanding principal amount due thereunder would be credited against the Closing Payment. If the Loan were drawn by the Company and the Closing did not occur by such date, accrued interest and the outstanding principal amount due thereunder would become due on January 1, 2007.

         On January 3, 2007, the Company and King executed an amendment to the Purchase Agreement (the "Amendment") effective as of November 30, 2006 and a letter agreement effective as of December 29, 2006 (the "Side Letter"). Under the Amendment, the parties agreed that King could make offers to the Ligand sales representatives, plus its regional business managers starting on November 30,2006, such offers to be contingent on the Closing. The Parties agreed on certain related termination, bonus and severance terms with respect to those sales representatives and regional business managers that did not receive offers from King.

         The parties further amended the Purchase Agreement to move the Outside Date from December 31, 2006 to February 28, 2007.

         Also on September 6, 2006, the Company entered into a Contract Sales Force Agreement (the "Sales Agreement") with King, pursuant to which King has agreed to conduct a detailing program to promote the sale of Avinza(R) for an agreed upon fee, subject to the terms and conditions of the Sales Agreement. As part of the Amendment, the parties agreed that termination of the Sales Agreement would be subject to 60 days advance notice, instead of the original 30 days.

         In connection with the Loan, King and Ligand executed the Side Letter on January 3, 2007 which provides that Ligand will repay the Loan, with interest then due on January 8, 2007 and, if the Closing occurs on or before February 28, 2007 the interest will be refunded to Ligand at the Closing. The interest refund would be in addition to any credits due under the Purchase Agreement at Closing, including Ligand's $37.75 million termination payment to Organon Pharmaceuticals USA in October 2006, for which the Loan proceeds were used.

         The foregoing descriptions of the various agreements entered into in connection with the Transaction do not purport to be complete and are qualified in their entirety by reference to such agreements. The Amendment and Side Letter are attached hereto as exhibits and incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)      Exhibits

         EXHIBIT NO.       DESCRIPTION

         2.1 Amendment Number 1 to Purchase Agreement, Contract Sales Force Agreement and Confidentiality Agreement by and between Ligand and King effective as of November 30, 2006.

         10.1 Letter Agreement by and between Ligand and King effective as of December 29, 2006.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                            LIGAND PHARMACEUTICALS INCORPORATED




Date : January 5, 2007      By:      /s/ Warner Broaddus
                            Name:    Warner Broaddus
                            Title:   Vice President, General Counsel & Secretary

                                                                    EXHIBIT 2.1


                                                                  EXECUTION COPY



                              AMENDMENT NUMBER 1 TO
             PURCHASE AGREEMENT, CONTRACT SALES FORCE AGREEMENT AND
                           CONFIDENTIALITY AGREEMENT


         THIS AMENDMENT, (the "AMENDMENT") effective as of November 30, 2006 (the "EFFECTIVE DATE OF THIS AMENDMENT"), is made by and between LIGAND PHARMACEUTICALS INCORPORATED, a Delaware corporation, and all of its successors and assigns (the "SELLER"), KING PHARMACEUTICALS, INC., a Tennessee corporation ("KING") and KING PHARMACEUTICALS RESEARCH AND DEVELOPMENT, INC., a Delaware corporation and wholly owned subsidiary of King ("KING R & D; King R & D together with King, the "PURCHASER"). Each of Seller and Purchaser is referred to herein, individually, as a "PARTY" and, collectively, as the "Parties."

         WHEREAS, the Seller and Purchaser entered into that certain Purchase Agreement, dated as of September 6, 2006 (the "PURCHASE AGREEMENT");

         WHEREAS, the Seller and King entered into that certain Contract Sales Force Agreement, dated as of September 6, 2006 (the "SALES FORCE AGREEMENT");

         WHEREAS, the Seller and King entered into that certain Confidentiality Agreement dated as of August 15, 2006 (the "CONFIDENTIALITY AGREEMENT") (together with the Purchase Agreement, and the Sales Force Agreement, the "AGREEMENTS");

         WHEREAS, the Seller and Purchaser desire to amend the Purchase Agreement, as described in this Amendment; and

         WHEREAS, the Seller and King desire to amend each of the Sales Force Agreement and the Confidentiality Agreement, as described in this Amendment.

         NOW, THEREFORE, the Parties hereby agree as follows:

         1. The terms in this Amendment with initial letters capitalized shall have the meanings set forth in this Amendment and, if not defined in this Amendment, shall have the meaning set forth in the applicable Agreement.

         2. SECTION 9.1(A) of the Purchase Agreement is hereby amended to insert the following prior to the final sentence:

                  "Effective as of November 30, 2006, Purchaser may make offers of employment to any of the Seller's Regional Business Managers (the "RBMS") and such other of the Seller employees as Purchaser shall require and as the Seller shall from time to time agree (the "OTHER EMPLOYEES"), which offers shall be contingent upon the Closing. The RBMs and Other Employees shall not be counted for purposes of calculating severance reimbursement to the Seller under SECTION 9.1(C) hereof. The Seller shall permit all employees receiving offers under this Agreement to attend Purchaser's sales/training meetings as Purchaser may specify and as the Seller may from time to time agree, at Purchaser's expense."

         3. The final sentence of SECTION 9.1(A) shall be amended to read as follows:

                  "The Product Employees, RBMs and Other Employees who become employed by Purchaser are herein referred to as the "HIRED EMPLOYEES"."

         4. SECTION 9.1(B) of the Purchase Agreement is hereby amended to insert the following after the final sentence:

                  "Seller shall be responsible for a pro-rata portion of any sales incentive bonus earned by its employees per its bonus plans up to the date of termination from Seller's employ. Purchaser shall thereafter be responsible to compensate all Product Employees who become employed by Purchaser in accordance with Purchaser's compensation policies."

         5. The first sentence of SECTION 9.1(C) of the Purchase Agreement shall be amended to read as follows:

                  "All Product Employees on SCHEDULE 9.1(A)(1) or RBMs who do not receive an employment offer from Purchaser as of December 6, 2006, may, at Seller's sole option, remain employees of Seller or be terminated from Seller's employment at any time after December 14, 2006."

         6. SCHEDULE 9.1(A)(2) of the Purchase Agreement shall be amended to read as follows:

                  "In exchange for a release of claims in accordance with paragraph 9.2(c), each Product Employee not offered employment by Purchaser, will be offered severance as follows: Each severed Product Employee shall receive two (2) months regular salary plus one (1) week salary for each year of service. For clarity, a year of service shall be deemed to accrue on the one hundred eighty third (183rd) day after the relevant start date anniversary."

         7. SECTION 11.1(A)(II) of the Purchase Agreement shall be amended to replace "December 31, 2006" with "February 28, 2007" as the "Outside Date" of the Purchase Agreement.

         8. SECTION 12.3 of the Sales Force Agreement shall be amended to replace "thirty (30) days" with "sixty (60) days".

         9. PARAGRAPH 1 of the Confidentiality Agreement shall be amended to add the following final sentence:

                  "Upon Closing (as such term is defined in that certain Purchase Agreement by and among Ligand Pharmaceuticals Incorporated, King Pharmaceuticals, Inc. and King Pharmaceuticals Research and Development, Inc. and dated as of September 6, 2006 (the "PURCHASE AGREEMENT"), Proprietary Information of King received by Ligand as the Receiving Party hereunder shall also be deemed to include all Product Records (again, as such term is defined in the Purchase Agreement), and the exception to the confidentiality obligations set forth below in Paragraph 2(b) shall not apply to such Product Records."

         10. This Amendment shall not amend or modify the covenants, terms, conditions, rights and obligations of the Parties under the Agreements, except as specifically set forth herein. The Agreements shall continue in full force and effect in accordance with their terms as amended by this Amendment.


                                                  * * *


                            [signature page follows]

         IN WITNESS WHEREOF, the Parties have executed this Amendment in multiple counterparts.


LIGAND PHARMACEUTICALS                       KING PHARMACEUTICALS, INC.
INCORPORATED

By:  /s/ Warner R. Broaddus                  By: /s/ James W. Elrod
    --------------------------------             -------------------------------

Title: Vice President, General Counsel       Title: General Counsel
       & Secretary                                  & Secretary
       -------------------------------         ---------------------------------


KING PHARMACEUTICALS RESEARCH
AND DEVELOPMENT, INC.

By:  /s/ James W. Elrod
    ------------------------

Title: Secretary
       ---------------------

                                                           EXHIBIT 10.1

[LIGAND LETTERHEAD]


                                        December 29, 2006


Brian A. Markinson
President and Chief Executive Officer
KING PHARMACEUTICALS, INC.
501 Fifth Street
Bristol, Tennessee 37620

VIA E-MAIL AND U.S. MAIL

RE: LOAN AGREEMENT DATED AS OCTOBER 12, 2006

Dear Brian:

         Reference is made to that certain Purchase Agreement (as amended, supplemented or otherwise modified from time to time, the "AGREEMENT"), dated as of September 6, 2006, by and between Ligand Pharmaceuticals Incorporated ("SELLER"), King Pharmaceuticals, Inc. ("KING") and King Pharmaceuticals Research and Development, Inc. ("KING R&D", and together with King, "PURCHASER"). Capitalized terms used but not otherwise defined herein have the meanings specified in the Agreement.

         On January 8 2007, King will take payment of the loan principal and interest then due as provided for under that certain Loan Agreement, dated as of October 12, 2006, between Seller, as borrower, and King, as lender (as amended, supplemented or otherwise modified from time to time, the "LOAN AGREEMENT") and the Loan Documents (as defined in the Loan Agreement), up to the amount then in the controlled deposit account held at Comerica Bank (the "DEPOSIT ACCOUNT") in connection with the Loan Documents. King will hold the interest amount, pending the Closing. If the Closing occurs on or before February 28, 2007, then King will refund any amount taken from such Deposit Account in excess of $37.75 million to Ligand as a credit at Closing, in addition to other amounts and credits that may be due under the Agreement. If the Closing does not occur by February 28, 2007, King will keep the interest due on the loan up to January 8, 2007 and no adjustment will be made at any subsequent Closing.

                                         [SIGNATURE PAGE FOLLOWS]

         Please indicate your agreement with the foregoing by executing a copy of this letter in the space indicated below and returning the signed copy to me at your earliest convenience. Should you have any questions regarding this matter, please do not hesitate to contact me.


                                     Sincerely,

                                     LIGAND PHARMACEUTICALS INCORPORATED

                                     By: /s/ Warner R. Broaddus
                                        ----------------------------------------
                                        Name: Warner R. Broaddus
                                        Title:Vice President, General Counsel
                                              & Secretary



AGREED TO AND ACKNOWLEDGED:


     KING PHARMACEUTICALS, INC.

By:   /s/ James W. Elrod
     ------------------------------------------------
      Name:  James W. Elrod
      Title: General Counsel & Secretary


    KING PHARMACEUTICALS RESEARCH AND DEVELOPMENT, INC.

By:   /s/ James W. Elrod
     ------------------------------------------------
      Name:  James W. Elrod
      Title: Secretary








[SIGNATURE PAGE TO SIDE LETTER - PURCHASE AGREEMENT]